March 9, 2016

Via EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Jaime G. John

Accounting Branch Chief

Office of Real Estate and Commodities

Re:                             Interval Leisure Group, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 22, 2016

File No. 333-208567

Dear Ms. John:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s comment letter to Interval Leisure Group, Inc. (“ILG”) dated March 4, 2016 with respect to ILG’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-208567) (the “Form S-4”).

For the convenience of the Staff’s review, we have set forth below in bold the comments contained in the Staff’s comment letter, followed by ILG’s responses immediately after each comment.  The numbered paragraphs below correspond to the numbered comments in the Staff’s comment letter.  In addition, ILG is filing concurrently with this letter Amendment No. 3 to the Form S-4 (“Amendment No. 3”), which includes revisions to the Form S-4 in response to the Staff’s comments thereto.  ILG is also mailing to the Staff’s attention for its convenience a copy of this letter together with marked copies of Amendment No. 3 showing changes to the Form S-4 that was filed on February 22, 2016.

Where You Can Find Additional Information

1.                                      We note that your annual report on Form 10-K for the fiscal year ended December 31, 2015 was filed on February 26, 2016. Please revise to specifically incorporate this annual report.

Response: In response to the Staff’s comment, the disclosure under the heading “Where You Can Find Additional Information” of Amendment No. 3 has been revised.

Separation of the Vistana Vacation Ownership Business, page 126

Transfer of Assets and Liabilities, page 126

2.                                      We note your revised disclosure on page 3 that certain assets and liabilities not currently owned by Vistana and its subsidiaries will be (a) sold directly to one or more subsidiaries of ILG or (b) otherwise conveyed pursuant to an internal restructuring to Vistana and entities that will become Vistana subsidiaries. We further note your disclosure regarding a cash payment of $132 million, subject to certain adjustments and referred to as the Distribution Date Payment. Please revise to identify the assets that will be sold directly or advise. In addition, please revise to more specifically clarify whether the purchase price paid by ILG for these assets includes the $132 million Distribution Date Payment, subject to certain adjustments, and that, if there is a shortfall below $132 million, Vistana will distribute such shortfall amount to Starwood.

Response: In response to the Staff’s comment, the disclosure on pages 3-4, 20-21, 70, 124-125 and 129 of Amendment No. 3 has been revised.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me (305-925-7065) or Michael Lubowitz (212-310-8566) or, if more convenient, contact us via email (michele.keusch@iilg.com or michael.lubowitz@weil.com).

Sincerely,

/s/ Michele L. Keusch

Michele L. Keusch
Associate General Counsel
Interval Leisure Group, Inc.

cc:                                Michael Lubowitz

Weil, Gotshal & Manges LLP

Via E-mail